Exhibit 99.74

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in thousands of United States Dollars)

Independent auditor’s report

To the Shareholders of Gunnison Copper Corp.

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Gunnison Copper Corp. and its subsidiaries (together, the Company) as at December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

What we have audited

The Company’s consolidated financial statements comprise:

●	the consolidated statements of financial position as at December 31, 2025 and 2024;

●	the consolidated statements of (income) loss and comprehensive (income) loss for the years then ended;

●	the consolidated statements of cash flows for the years then ended;

●	the consolidated statements of changes in equity for the years then ended; and

●	the notes to the consolidated financial statements, comprising material accounting policy information and other explanatory information.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

PricewaterhouseCoopers LLP
PwC Place, 250 Howe Street, Suite 1400
Vancouver, British Columbia, Canada V6C 3S7
T.: +1 604 806 7000, F.: +1 604 806 7806
Fax to mail: ca_vancouver_main_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

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Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2025. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

Fair value of stream obligation

Refer to note 2 – Basis of presentation and summary of material accounting policies, note 11 – Derivative liabilities and note 21 – Financial instruments to the consolidated financial statements.

The Company has a copper metal stream, which the Company records at fair value at each consolidated statement of financial position date because the Company has determined that the stream obligation is a derivative liability carried at fair value through profit or loss. As at December 31, 2025, the stream obligation was valued at $78.1 million. This fair value of the stream obligation was valued using a Monte Carlo simulation model. The significant assumptions developed by management used in the Monte Carlo simulation model included the copper forward price curve; the long-term copper price volatility; the discount rate, which factors in the Company’s credit spread; the Gunnison Copper Project stream deliveries based on the open pit PEA published in Q1 2026, beginning in 2032 for a 21-year mine life with a probability weighting, the Johnson Camp Mine Nuton Stage 2 with a remaining four-year mine life with a probability weighting, and the Johnson Camp Mine post-stage 2 production for a 13-year mine life with a probability weighting (the production schedules); and the probability of the exercise of the expansion option of the stream delivery amount. The Monte Carlo simulation model was prepared by an independent valuation specialist and the life of mine production schedules and expectations including expansion plans are based on the information compiled by qualified persons (management’s experts).

We considered this a key audit matter due to (i) the significant judgment made by management, including the use of management’s experts, when developing the key assumptions used in determining the fair value of the stream obligation; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures relating to the significant assumptions, which included the copper forward price curve, the long-term copper price volatility, the discount rate, which factors in the Company’s credit spread, and the life of mine production schedules and expectations including expansion plans and weighted probability of successfully achieving the production schedules; and (iii) the audit effort that involved the use of professionals with specialized skill and knowledge in the field of valuation.

Our approach to addressing the matter included the following procedures, among others:

Developed an independent point estimate of the fair value of the stream obligation based on data and assumptions applied by management, which included the following:

● Professionals with specialized skill and knowledge in the field of valuation assisted us in performing an independent valuation using a Monte Carlo simulation model and evaluating the reasonableness of the significant assumptions used by management, which included (i) the copper forward price curve; (ii) long-term copper price volatility; and (iii) the discount rate, which factors in the Company’s credit spread by considering external market data.

● The work of management’s experts was used in performing procedures to evaluate the reasonableness of the life of mine production schedules and expectations, including expansion plans. As a basis for using this work, the competence, capabilities and objectivity of management’s experts were evaluated, the work performed was understood and the appropriateness of the work as audit evidence was evaluated. The procedures performed also included evaluation of the methods and assumptions used by management’s experts, tests of the data used by management’s experts and an evaluation of their findings.

● Evaluated the reasonableness of the weighted probability of successfully achieving the production schedules.

● Compared the independent point estimate to management’s estimate to evaluate the reasonableness of management’s estimate.

Valuation of Nuton LLC (Nuton) Stage 2 payable	Our approach to addressing the matter included the following procedures, among others:

Refer to note 2 – Basis of presentation and summary of material accounting policies, note 10 – Nuton Stage 2 arrangement and note 21 – Financial instruments to the consolidated financial statements.

The expansion and restart of the Johnson Camp Mine (JCM) is fully funded by Nuton for the purpose of demonstrating their proprietary sulfide leaching technology. Nuton is funding 100% of the agreed direct and indirect costs for the Stage 2 Program. In assessing the Stage 2 work program funding received, management identified both a borrowing component from Nuton and mining and processing demonstration services that will be provided to Nuton during the Stage 2 work program. The funding proceeds were recorded as a borrowing and recognized at fair value based on the present value of future cashflows, with the residual of the proceeds received representing deferred mining and processing demonstration services revenue.

Evaluated how management determined the fair values of Nuton Stage 2 payable as of September 30 and December 31, 2025, which included the following:

● Read the relevant agreements and supporting documents for the Nuton Stage 2 work program and determined whether all key facts and circumstances were properly incorporated into the valuation.

● Tested the appropriateness and mathematical accuracy of the discounted cash flow models.

● Tested the underlying data used in the discounted cash flow models.

● Evaluated the reasonableness of significant assumptions by (i) comparing the future copper prices with external market and industry data, (ii) comparing expected operating costs to recent actual operating costs incurred, as well as with market and industry data and (iii) by considering other third party information for the JCM Stage 2 production profiles.

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Key audit matter	How our audit addressed the key audit matter

Effective September 30, 2025 the Company and Nuton signed an amendment to the Operating Agreement, which changed the timing of Stage 2 Work Program funding from a gross to net basis. Management of the Company evaluated the terms of the amendment and determined it to be a substantial modification of the existing Operating Agreement and therefore accounted for the change in terms as an extinguishment of the original liabilities and recognition of new financial liabilities. As a result of the amendment, the Nuton Stage 2 payable was recorded at its fair value of $33.1 million on September 30, 2025. The Company subsequently accounts for the Nuton Stage 2 payable at fair value through profit and loss, as the arrangement is exposed to changes in operational and market assumptions. As at December 31, 2025, the fair value of the Nuton stage 2 payable was $46.4 million. The fair values as of September 30 and December 31, 2025 were based on the present value of future cashflows. The key assumptions used to measure the fair values of the Nuton Stage 2 payable are the future copper prices, the JCM stage 2 production profiles, expected operating costs for Stage 2 and the discount rates. The production profiles are based on the information compiled by qualified persons (management’s experts).

We considered this a key audit matter due to (i) the significant judgment made by management, including the use of management’s experts, when developing the key assumptions used in determining the fair values of the Nuton Stage 2 payable; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures relating to the key assumptions; and (iii) the audit effort that involved the use of professionals with specialized skill and knowledge in the field of valuation.

● The work of management’s experts was used in performing the procedures to evaluate the reasonableness of the production profiles. As a basis for using this work, the competence, capabilities and objectivity of management’s experts were evaluated, the work performed was understood and the appropriateness of the work as audit evidence was evaluated. The procedures performed also included evaluation of the methods and assumptions used by management’s experts, tests of the data used by management’s experts and an evaluation of their findings.

● Professionals with specialized skill and knowledge in the field of valuation assisted us in the evaluation of the reasonableness of the discount rates.

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Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

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Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

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●	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Melanie Matthews.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, British Columbia

March 31, 2026

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GUNNISON COPPER CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31

(Expressed in thousands of United States dollars)

	Note	December 31, 2025	December 31, 2024
ASSETS

Current Assets
Cash and cash equivalents		$20,613	$8,249
Marketable securities		140	91
Amounts receivable		1,301	117
Due from Nuton	10	12,652	4,747
Prepaid expenses		1,289	377
Inventory	5	19,923	2,108
		55,918	15,689

Inventory	5	2,099	-
Property, plant and equipment	6	245,777	111,910
Restricted cash	7	10,698	10,333
Total Assets		$314,492	$137,932

LIABILITIES AND EQUITY

Current liabilities
Accounts payable and accrued liabilities	8	$2,130	$3,873
Accounts payable and accrued liabilities - Nuton	9	27,612	11,595
Amounts due to related parties	16	172	145
Nuton stage 2 payable	10	-	14,975
Nuton deferred income and revenue	10	46,737	1,661
Derivative liabilities	11, 15	13,187	2,609
Debentures	14	6,503	600
Debt	13	3,958	3,090
		100,299	38,548

Accounts payable and accrued liabilities	8	2,208	124
Debentures	14	-	4,708
Debt	13	-	11,357
Nuton stage 2 payable	10	46,423	23,448
Nuton deferred income and revenue	10	141,625	9,959
Derivative liabilities	11	72,530	56,774
Decommissioning and restoration obligation	12	12,953	14,916
Total liabilities		376,038	159,834

Equity
Capital Stock	15	128,479	112,828
Other equity reserves	15	15,662	14,532
Deficit		(204,858)	(148,433)
Accumulated other comprehensive loss		(829)	$(829)
Total Equity		(61,546)	(21,902)

Total Liabilities and equity		$314,492	$137,932
Subsequent Events	22

Approved on March 31, 2026 on behalf of the Board of Directors:

/signed/	/signed/
Jason Howe	Fred DuVal
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

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GUNNISON COPPER CORP.

CONSOLIDATED STATEMENTS OF (INCOME) LOSS AND COMPREHENSIVE (INCOME) LOSS

FOR THE YEAR ENDED DECEMBER 31

(Expressed in thousands of United States dollars)

		For the year ended December 31,
	Note	2025	2024
Revenue

Revenue	3	10,893	$1,389
Cost of sales	4	(10,360)	(2,780)
Income (Loss) from mine operations		533	(1,391)

Operating Expenses
Selling & Administration - Gunnison		$3,802	$878
Selling & Administration - Johnson Camp		3,839	1,462
Evaluation and permitting		3,291	1,040
Share based compensation	15	1,119	320
Impairment of property, plant and equipment		-	38,828
Depreciation	6	296	132
Total Operating Expenses		12,347	42,660

Other Items
Loss (gain) on derivative at fair value	11, 15	21,169	(56,675)
Financing expense	18	4,308	4,190
Interest income		(846)	(232)
Gain on foreign exchange		(118)	(2)
Fair value loss on Nuton Stage 2 payable	8	23,255	690
Gain on extinguishment of debt	13	(1,126)	-
Other Income		(2,031)	(516)
Total Other Items		44,611	(52,545)
(Income) Loss and comprehensive loss for the period		$56,425	$(8,494)

(Income)/Loss per common share:
Basic and Diluted		$0.16	$(0.03)
Weighted average number of common shares outstanding:
Basic and Diluted	15	347,833,318	315,415,858

The accompanying notes are an integral part of these consolidated financial statements

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GUNNISON COPPER CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31

(Expressed in thousands of United States dollars)

		Year Ended Ended December 31,
	Note	2025	2024
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Income (loss) and comprehensive loss for the period		$(56,425)	$8,494
Items not affecting cash:
Loss on derivative at fair value	11, 15	21,169	(56,675)
Depreciation	6	296	163
Accretion of decommissioning and restoration obligation	12	755	531
Share-based compensation	15	1,130	326
Financing expense	13, 14	1,297	1,247
Gain on marketable securities		(49)	(15)
Impairment of property, plant and equipment		-	38,828
Gain on foreign exchange		-	(2)
Deferred income	10	(2,163)	(514)
Deferred revenue	10	(4,473)	-
Gain on extinguishment of debt	13	(1,126)	-
Fair value movement on Nuton Stage 2 payable	10	23,255	690
Fair Value movement on conversion option	13	341	-

Non-cash working capital item changes:
Receivables		(1,184)	9
Prepaid expenses		(912)	399
Inventory	5	(19,914)	(767)
Accounts payable and accrued liabilities	8, 9	195	(16)
Amounts due to related parties	16	27	9
Insurance liabilities		(138)	(355)
Net cash used by operating activities		(37,919)	(7,648)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Purchase of property, plant and equipment	6	(605)	(1,000)
Restricted cash	5	(365)	(7,259)
Nuton stage 1 funds received		-	1,030
Nuton stage 1 project expenditure		-	(1,462)
Nuton stage 2 project expenditure	10	(104,712)	(21,693)
Net cash used by investing activities		(105,682)	(30,384)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from unit offerings	13	19,302	-
Unit offering costs	13	(1,105)	-
Nuton stage 2 funds received	10	141,672	34,697
Nuton Access payment	10	-	5,000
Nuton Gunnison Sulfide Viability stage 1 funds received	10	3,000	-
Nebari principal payments	13	(7,306)	(1,442)
Nuton collateral funding		284	1,910
Net cash provided by financing activities		155,847	40,165

Net change in cash and cash equivalents		12,246	2,133
Effect of foreign exchange on cash and cash equivalents		118	3
Cash and cash equivalents, beginning of year		8,249	6,113
Cash and cash equivalents, end of year		$20,613	$8,249
Supplemental cash flow disclosures:
Interest paid		$2,028	$2,392

The accompanying notes are an integral part of these consolidated financial statements.

10

GUNNISON COPPER CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in thousands of United States dollars, except for shares and per share amounts)

	Capital Stock
	Number of Common shares	Amount	Other Equity Reserves	Deficit	Accumulated Other Comprehensive Loss	Total
Balance, December 31, 2023	315,415,858	$112,828	$14,205	$(156,927)	$(829)	(30,723)
Share-based compensation	-	-	327	-	-	327
Gain for the year	-	-	-	8,494	-	8,494
Balance, December 31, 2024	315,415,858	$112,828	$14,532	$(148,433)	$(829)	$(21,902)

Balance, December 31, 2024	315,415,858	$112,828	$14,532	$(148,433)	$(829)	$(21,902)
Share issuance (note 10,13)	87,438,518	16,756	-	-	-	16,756
Share issuance costs (note 13)	-	(1,105)	-	-	-	(1,105)
Share-based compensation	-	-	1,130	-	-	1,130
Loss for the year	-	-	-	(56,425)	-	(56,425)
Balance, December 31, 2025	402,854,376	$128,479	$15,662	$(204,858)	$(829)	$(61,546)

The accompanying notes are an integral part of these consolidated financial statements.

11

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

1.	NATURE OF OPERATIONS

Gunnison Copper Corp. (formerly Excelsior Mining Corp.) (“Gunnison” or the “Company”) was incorporated under the laws of the Province of British Columbia, Canada on June 9, 2005 and trades on the Toronto Stock Exchange under the symbol “GCU”. The address of the Company’s registered office is Suite 2400, 1055 West Georgia Street, Vancouver, BC, Canada V6E 3P3.

The principal business of Gunnison is the acquisition, exploration and development of copper mineral properties and the construction and operation of copper mines in Arizona, USA. The Company is focused on the development of the Gunnison Copper Project which is designed to be a large-scale open pit operation producing finished copper cathodes. In addition, Gunnison has expanded and restarted the Johnson Camp Mine (“JCM”) in partnership with Nuton LLC (“Nuton”), a Rio Tinto Venture, to demonstrate the use of its sulfide copper heap leaching technology.

2.	BASIS OF PRESENTATION AND SUMMARY OF MATERIAL ACCOUNTING POLICIES

a. Basis of Preparation and Consolidation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The consolidated financial statements have been prepared on a historical cost basis, except for any financial instruments measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

All dollar figures are expressed in United States dollars unless otherwise indicated. Canadian dollars are expressed as “CAD$”.

b. Principles of Consolidation

These consolidated financial statements include the financial statements of the Company and its subsidiaries. A subsidiary is an entity over which the Company has control. The Company controls an entity when the Company is exposed to, or has the rights to, variable returns from the Company’s involvement with the entity and has the ability to affect those returns through the Company’s power over the entity.

The results of the Company’s subsidiaries are included in the consolidated financial statements from the date that control commences until the date the control ceases. All intercompany transactions and balances have been eliminated.

Details of the Company’s subsidiaries are as follows:

Name	Place of incorporation	Interest	Principal Activity
Excelsior Mining Arizona, Inc. (“Excelsior Arizona”)	Arizona, United States	100%	Explorations, evaluation, development and production of mineral property interests
Excelsior Mining Holdings, Inc. (“EM HOLDINGS”)	Arizona, United States	100%	Exploration and evaluation of mineral property interests

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GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

c. Estimation uncertainty and judgments in applying the Company’s accounting policies

The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, shareholders’ equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the periods reported.

Accounting policy judgements

Characterization of the Stream arrangement

As set out in Note 11, the Company applied judgment in determining the characterization of the Stream arrangement for both accounting and tax purposes including the Company’s assessment that the partially prepaid sale of copper is currently a derivative liability for accounting purposes.

Accounting treatment of the Nuton Stage 2 arrangement

As set out in Note 10, the Company applied significant judgment in assessing the appropriate accounting treatment for the Stage 2 work program by considering the specific terms and nature of the agreement with Nuton. In assessing the Stage 2 work program proceeds received, management identified both a borrowing component from Nuton and a mining and processing demonstration services that will be provided to Nuton during the Stage 2 work program. The borrowing is conditionally repayable from revenues generated from commercial quantities of copper products produced from the related mining operations net of agreed upon direct and indirect costs. Changes in spot prices of copper will impact the timing of repayment of the borrowing from any future revenues generated. As a result of the repayment provisions, including indexing to copper prices, the borrowing has been accounted for in its entirety at fair value through profit or loss with a residual amount allocated to deferred revenue for the mining and processing demonstration services that will be provided to produce copper. Further details on the overall Nuton Stage 2 arrangement are disclosed in Note 10.

Commercial Production

Commercial production is the level of activities intended by management for a mine, or a mine and processing complex, to be capable of operating in the manner intended by management. The Company considers a range of factors when determining the level of activity that represents commercial production for a particular project, including a predetermined percentage of design capacity for the mine and SX/EW plant; achievement of continuous production, ramp-ups, or other output; or specific factors such as recoveries, grades, or inventory build-ups. Management considers average actual metrics including, but not limited to: (i) throughput levels reaching approximately 60% or more of design capacity, (ii) product quality consistent with design specifications, and (iii) the ability to operate in a continuous and reliable manner over a sustained period. Management assesses the operation’s ability to sustain production over a period of approximately one to three months, depending on the complexity related to the stability of continuous operation. Commercial production is considered to have commenced, and depreciation expense is recognized, at the beginning of the month after criteria have been met. As at December 31, 2025 commercial production has not been met.

Evaluation of indicators of impairment

The evaluation of asset carrying values for indicators of impairment requires that management makes significant judgments in assessing whether changes to certain factors would be considered an indicator of impairment which includes both internal and external factors such as: a reduction in quantity of the recoverable reserves and resources; a reduction in metal prices; increases to forecasted capital and operating costs; and delays to the timing of achieving commercial production. If impairment indicators are identified, impairment testing is required. The recoverable amount of the cash-generating unit to which the assets belong that is used in the impairment testing is determined as the higher of its fair value less costs of disposal and its value in use. During the year ended December 31, 2025, no indicators of impairment were identified on the Company’s property, plant and equipment.

13

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

Revenue

The determination that mining and processing demonstration services in relation to the Nuton Stage 2 arrangement are an output of the Company’s ordinary activities was based on management’s judgement. This determination was made as these services are currently a significant component of the Company’s operation. As a result, management has included this in revenues . (See Note 3).

The Company has applied judgement that it is the principal in the Option Agreement as it controls and operates the assets of JCM throughout Stage 2 and has control of the copper cathode before it is sold to the offtaker. As a result, the company recognizes revenues and associated expenses on a gross basis.

Liquidity

The assessment of the Company’s ability to continue as a going concern involves judgment as it relies on the Company’s estimation of future cash flows for at least the next 12 months from the financial statement date, and the availability of funds to meet those cash flow requirements. Management evaluated the effect of the overall working capital amounts related to Nuton and the JCM Stage 2 arrangement, the convertible portion of the Nebari debt (converted subsequent to year-end), as well as the Triple Flag stream obligations and determined they do not immediately impact the Company’s liquidity. Additionally, management expects the Company’s outstanding convertible debentures will be converted into common shares of the Company prior to maturity, as well as to monetize its 48C tax credits in the near term. Management believes that the Company’s current financial resources are sufficient to fund ongoing corporate and Nuton Stage 2 arrangement activities for at least the next 12 months. Should the Company’s expectations not be realized, it may be required to curtail spending and advancements on its Gunnison Project.

Key Sources of Estimation Uncertainty

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with IFRS Accounting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant.

Significant estimates made by management affecting the consolidated financial statements include:

Valuation of Nuton Stage 2 arrangement funding

For the Nuton Stage 2 funding received, the borrowing is initially recognized at fair value based on the present value of future cashflows, with the residual representing deferred mining and processing demonstration services revenue. The key assumptions used to measure the fair value of the borrowing are future copper prices, the Johnson Camp Mine production profile for Stage 2 work program, expected operating costs for the Stage 2 work program and the discount rate. The borrowing is subsequently accounted for at fair value through profit and loss as the arrangement is exposed to changes in operational and market assumptions. The deferred mining and processing demonstration services revenue is amortized on a units of production basis over the course of Stage 2. The production profile for the Stage 2 work program is based on a mineral resource model only, and therefore there is increased risk and uncertainty in achieving anticipated mineral recoveries.

14

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

Stream Obligation

The carrying value of the stream obligation represents management’s best estimate of the fair value of the arrangement. The fair value incorporates the Company’s estimates of the copper forward price curve, the long-term copper price volatility, the discount rate, which factors in the Company’s credit spread and the Johnson Camp Mine and Gunnison open-pit life of mine production, schedules and expectations including expansion plans and a significant assumption of weighted probability of successfully achieving the production schedules (See Note 10). The underlying production profiles used for the basis of the stream obligation are based on mineral resource models only and therefore there is increased risk and uncertainty in achieving mineral recoveries.

Decommissioning and Restoration Obligation (“DRO”)

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability. The provision reflects estimates of future costs directly attributable to remediating the liability, inflation, assumptions of risks associated with the timing of future cash outflows, and the applicable risk-free interest rates for discounting future cash outflows. Changes in the factors above can result in a change to the provision recognized by the Company. To the extent the carrying value of the related mining property is not increased above its recoverable amount, changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amount of related mining properties. (See Note 11)

Valuation of Inventory

Inventory is carried at the lower of cost and net realizable value (NRV). The determination of NRV for stockpiled ore and heap leach inventory includes management’s best estimate of significant assumptions including recoverable pounds of copper, costs of completion and future copper prices.

The determination of the long-term inventory for heap leach inventory represents management’s best estimate of the timing of copper recoveries based on the recovery curve, ore properties and heap leach conditions.

d. Financial Instruments and Measurement

Financial assets – Classification

Financial assets are classified at initial recognition based on the applicable measurement model: amortized cost, fair value through profit or loss (“FVTPL”), or fair value through other comprehensive income (“FVOCI”). The classification depends on the Company’s business model for managing the financial assets and the contractual cash flows. For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income (loss) (“OCI”).

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not subsequently measured at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss.

Management determines the appropriate classification of financial instruments at the time of the purchase and evaluates its portfolio on a regular basis to ensure that all financial assets are appropriately classified. The Company’s investments are categorized as:

●	Financial instruments at fair value through profit or loss – These include financial instruments designated at fair value through profit or loss at inception and those designated as held for trading. A financial instrument is classified in this category if acquired principally for the purpose of selling or repurchasing it in the short term or if so designated by management.

15

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

Financial liabilities

Financial liabilities are designated as either FVTPL or other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the balance sheet subsequent to inception and how changes in value are measured. Accounts payable are classified as other financial liabilities and carried on the balance sheet at amortized cost.

Debt is recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition the debt is measured at amortized cost, calculated using the effective interest rate method.

Nuton Stage 2 Payables are recognized initially at fair value and subsequently accounted for at FVTPL, as elected by the Company. Fair values for the Nuton Stage 2 payables are determined using the present value of future cashflows required to settle the liabilities.

Derivative instruments, including embedded derivatives in financial liabilities or non-financial contracts are recorded at FVTPL and, accordingly, are recorded on the consolidated statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative. The Company’s stream obligation and foreign currency warrants to purchase common shares are classified as derivative liabilities.

e. Revenue Recognition

The Company’s revenue consists of the sales of copper cathode as well as mining and processing demonstration services revenue to Nuton. The Company follows IFRS 15 - Revenue from Contracts with Customers (“IFRS 15”) to recognize revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. IFRS 15 requires entities to recognize revenue when ‘control’ of goods or services transfers to the customer.

Copper cathode revenue is recognized when the company satisfies its performance obligations in accordance with the contract when control is transferred to the customer. The transfer of control occurs when the copper cathode has been assayed, readied for shipment and then loaded onto the means of transport arranged by the customer in accordance with. Revenue from copper cathode sales is recorded based on the Comex First Position Copper Settlement Price per pound averaged over the month designated for shipment.

The deferred mining and processing demonstration services revenue arises from the residual value of the proceeds received (Note 10). Revenue is based on the amortization of the deferred revenue over the expected payback period of the course of Stage 2 on a units of production basis.

Limestone revenue is recognized when the Company satisfies its performance obligations in accordance with specified contact, generally when control is transferred to the customer.

16

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

f. Cash and cash equivalents

Cash and cash equivalents include cash on account and demand deposits held at financial institutions in the United States with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Short-term investments consist of redeemable short-term investment certificates with maturities greater than 90 days and less than one year, and readily convertible into a known amount of cash. Cash and cash equivalents exclude cash subject to restrictions and are classified as a financial asset that is subsequently measured at amortized cost.

g. Inventory

Stockpiled ore represents unprocessed ore that has been mined and is available for future processing. Stockpiled ore is measured by estimating the number of tons through physical surveys and contained copper through grade reconciliation via the ore control process. Stockpiled ore is recorded at the average production cost. Production costs include, labour and materials directly related to mining and rehandling activities, including directly attributable overhead costs.

Heap leach ore inventory represents estimated copper contained in ore that has been placed on the heap leach pad for acid irrigation. When ore is placed on the heap leach pad, an estimate of recoverable pounds is made based on tonnage, grade and estimated recoveries of the ore that was placed on the heap leach pad. The estimated recoverable pounds on the heap leach pad are used to determine inventory cost. The cost of heap leach inventory is derived from current mining and leaching costs, including directly attributable overhead costs, and is removed at the weighted average cost per recoverable pound (“lb”) of copper on the heap leach pads as lbs of copper are recovered. The estimated recoverable pounds carried on the heap leach pad are adjusted based on actual recoveries being experienced. Actual and estimated recoveries are measured to the extent possible, using various indicators including but not limited to, leach curve recoveries, assay tests and current trends in the level of pounds carried on the pad.

In-process copper inventory represents copper in solution that is contained within the processing ponds and plant at period end and is currently in the process of being converted to copper cathode, the final saleable product. Production costs include labour and materials directly related to the solvent and extraction and electrowinning process, including directly attributable overhead costs.

Finished goods inventory is copper cathode that has not yet been sold to the offtaker.

Materials and supplies inventories are valued at the lower of weighted average cost and net realizable value, less any allowances for obsolescence. Replacement costs of materials and spare parts are generally used as the best estimate of net realizable value.

Inventories are recorded at the lower of cost and net realizable value (NRV). The average COMEX price for Grade A copper cathode for the reporting month is used to determine the NRV of copper cathode in inventory less any costs to complete and applicable selling costs. If the carrying value of the inventory exceeds the NRV a write-down is recognized. The write-down may be reversed in a subsequent period if the circumstances which caused the write down no longer exist.

h. Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset is comprised of its purchase price or construction cost and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the reclamation of the asset. The purchase price or construction cost is the fair value of consideration given to acquire the asset.

17

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

Waste stripping costs represent the costs incurred to remove overburden and other waste materials to access ore in an open pit mine. Stripping costs incurred prior to the production phase of the mine are capitalized and included as part of the carrying value of the mineral property under development. During the production phase, stripping costs which provide probable future economic benefits, identifiable improved access to the ore body and which can be measured reliably are capitalized to property, plant and equipment. Capitalized stripping costs are amortized using a unit-of-production basis over the measured and indicated resource to which they relate.

Depreciation of property, plant and equipment commences when the asset has been fully commissioned and is available for its intended use.

Site infrastructure and other tangible assets, including the solvent extraction-electrowinning plant, roads, pipelines and transmission lines are depreciated using a unit-of-production method, which is determined each period based on copper pounds produced over the estimated proven and probable copper reserves of the orebody unless the useful life of the asset is less than the life of the mine.

Depreciation of other site assets, including vehicles, mobile equipment, and buildings are calculated using the straight-line method to allocate the initial cost over their estimated useful lives, as follows:

Asset Class	Estimated useful life
Vehicles	2-5 years
Mobile equipment	2-5 years
Buildings	10-25 years

Depreciation of office equipment and software is based on the declining balance method at various depreciation rates ranging from 20% to 45% over their estimated useful lives.

Equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss. Where an item of equipment comprises major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

i. Construction in progress

Construction in progress costs recorded for assets under construction are capitalized as construction in progress. Construction in progress is not depreciated. Once the asset is complete and available for use as intended, the cost of construction is transferred to the other appropriate category of mineral properties, plant and equipment and depreciated.

j. Exploration and evaluation assets

Costs related to the acquisition of exploration and evaluation assets are capitalized. Costs incurred for the exploration and evaluation of mineral properties, prior to the establishment of commercial viability and technical feasibility, are recognized in profit or loss as incurred. Exploration and evaluation assets are assessed for impairment indicators at the end of each reporting period.

Once the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a mineral property has been determined, subsequent expenditures are classified as mineral property development costs within mineral properties, plant and equipment and are carried at cost until the properties to which the expenditures are related to are sold, abandoned or determined by management to be impaired in value.

18

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, including:

●	The extent to which mineral reserves or mineral resources as defined in National Instrument 43-101 (“NI 43-101”) have been identified through a feasibility study or similar document;
●	The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;
●	The status of environmental permits; and
●	The status of mining leases or permits.

k. Impairment of long-lived assets

At the end of each reporting period, management reviews the PP&E to determine whether there are any indications that those assets may be impaired. If such indications exist, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of an asset’s fair value less costs of disposal (“FVLCTD”), and its value in use. Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date in an arm’s length transaction between knowledgeable and willing parties. The value in use is the estimated future pretax cash flows discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset is estimated to be less than the carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amounts that would have been determined, net of depreciation, if no impairment loss had been recognized.

l. Decommissioning and Restoration Obligation (“DRO”)

The Company recognizes an estimate of the liability associated with an DRO in the financial statements at the time the liability is incurred. The estimated net present value of the DRO is recorded as a liability, with a corresponding increase in the carrying amount of the related assets. The capitalized amount is amortized over the estimated life of the assets. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is recognized in profit or loss for the period. The DRO can also increase or decrease due to changes in the original estimated undiscounted costs, or changes in the timing of these expenditures. Actual costs incurred upon settlement of the DRO are charged against the DRO to the extent of the liability recorded.

m. Income taxes

Income tax expense or benefit for the reporting period includes current and deferred income taxes. Current tax is the expected tax paid or payable on the taxable income for the year, using tax rates enacted or substantively enacted at the statement of financial position date, and any adjustment to tax paid or payable in respect of previous years.

19

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

Deferred income tax is recognized using the liability method on temporary differences arising between the carrying amounts of assets and liabilities in the consolidated financial statements and the tax basis of assets and liabilities. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting or taxable loss; nor differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the year that includes the date of enactment or substantive enactment of change. Deferred tax assets and liabilities are presented separately except where there is a right of set-off within fiscal jurisdictions.

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. The ultimate realization of deferred tax assets and liabilities is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets or liabilities, and deferred income tax provisions or recoveries could be affected.

n. Share-based compensation transactions

The Company grants stock options to buy common shares of the Company to directors, officers, employees, and consultants. The Company recognizes share-based compensation expense based on the estimated fair value of the options at the grant date. A fair value measurement for each grant is determined using an option-pricing model. The fair value of the options is recognized over the vesting period of the options granted as share-based compensation expense with offset to Other equity reserves. This includes a forfeiture estimate, which is revised as necessary based on actual forfeiture rates.

The Other equity reserves account is subsequently reduced if the options are exercised and the amount initially recorded is then credited to capital stock.

Restricted Share Units (each an “RSU”) issued to directors, officers and employees require the Company to withhold applicable income tax on exercised and settled amounts with the tax authorities. The fair value of the RSU is recognized over the vesting period of the RSU granted as share-based compensation expenses with offset to RSU liabilities. The Company’s RSU policy allows for a net settlement arrangement, and RSU are classified in their entirety as cash-settled share-based payment transactions.

o. Warrants

The Company recognizes the fair value of all warrants issued, recording the amount as an expense, an addition to a related asset, or a cost of issue of shares, as appropriate. Warrants are issued in $CAD and the company’s functional Currency is $USD resulting in a derivative liability. Warrants are measured at the time of issue using an option-pricing model to determine their fair value. Warrants that are equity instruments are not remeasured subsequent to the grant date unless the terms and conditions of the warrants are modified. Warrants that are not share-based payments and are denominated in a currency other than the functional currency of the Company are considered to be a derivative and are recorded at fair value through profit and loss.

p. Foreign currency translation

Items included in the financial statements of the Company and its wholly-owned subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company and its subsidiaries is the United States Dollar.

20

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at exchange rates of monetary assets and liabilities denominated in currencies other than an entity’s functional currency are recognized in the consolidated statement of loss and comprehensive loss.

q. Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is determined by adjusting the loss attributable to common shareholders, and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, except when the adjustment is anti-dilutive.

r. Leases

Right-of-use assets and lease liabilities are recognized at the commencement date of a lease. Lease liabilities are initially measured at the present value of lease payments to be paid after the lease’s commencement date, discounted using the interest rate implicit in the lease, or if not readily determinable, the Company’s incremental borrowing rate.

The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made on or before the lease’s commencement date, plus any initial direct costs incurred and an estimate of decommissioning and restoration costs, less any lease incentives received. The right-of-use asset is subsequently depreciated, on a straight-line basis, from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability. If a purchase option is expected to be exercised, the asset is amortized over its useful life.

Subsequently, the lease liability is measured at amortized cost using the effective interest rate method. It is remeasured if and when there is a change in future lease payments arising from a change in an index or rate, or if and when there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option.

Lease payments for short-term leases, which have a lease term of 12 months or less, leases of low-value assets, which have an underlying asset value, when new, of $5 or less, as well as leases with variable lease payments are recognized as an expense over the term of such leases.

s. Recent accounting pronouncements

New standards and interpretations not yet adopted:

IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued targeted amendments to the classification and measurement of financial instruments to respond to recent questions arising in practice, and to include new requirements not only for financial institutions, but also for corporate entities. The amendments to IFRS 9 and IFRS 7 comprise of the following:

-	Clarify the recognition and derecognition dates for certain financial assets and liabilities, including a new exception for financial liabilities settled through an electronic cash transfer system;

21

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

-	Provide additional guidance on assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

-	Introduce new disclosure requirements for instruments with contractual terms that can alter cash flows, such as financial instruments linked to the achievement of environmental, social and governance (ESG) targets;

-	Update the disclosure requirements for equity instruments designated at fair value through other comprehensive income (FVOCI).

These amendments will apply prospectively for annual reporting periods beginning on or after January 1, 2026, with early application permitted.

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2025, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, aiming to enhance the transparency and compatibility of financial reporting across entities. This standard will replace IAS 1 and introduces potentially significant changes to the presentation of financial statements, particularly the statement of profit or loss. IFRS 18 introduces a specified structure by requiring income and expenses to be presented into three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided (“management-defined performance measures”), IFRS 18 requires disclosure of the explanations around those measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and notes.

The standard is effective for reporting periods beginning on or after January 1, 2027. Retrospective application is required, and early application is permitted.

The Company continues to assess the potential impacts of these new reporting standards on its consolidated financial statements.

3.	REVENUES

The summary for revenues for the year ended December 31, 2025 and 2024 are summarized below:

	Year ended December 31,
	2025	2024
Copper Cathode	$5,920	$952
Deferred mining and processing demonstration service revenue	4,473	-
Limestone and rock products	500	437
Revenues	$10,893	$1,389

Limestone and rock products in the comparative period have been reclassed to the revenues to align with the current year’s presentation.

22

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

4.	COST OF SALES

The summary for cost of sales for the year ended December 31, 2025 and 2024 are summarized below.

	Year Ended
	2025	2024
Production costs	$4,499	$1,877
Royalties and selling costs	1,145	180
Inventory valuation adjustment	4,716	723
Cost of Sales	$10,360	$2,780

5.	INVENTORY

At the end of December 31, 2025 the Company recorded a write-down of $4,716 (2024- $723) to adjust the stockpile ore inventory value to NRV.

The summary for inventory as at December 31, 2025 and December 31, 2024 are summarized below.

	December 31, 2025	December 31, 2024
Materials & supplies	$3,070	$1,530
Stockpile ore	3,473	-
Heap leach	11,598	-
Copper in solution	967	105
Finished goods	815	473
	$19,923	$2,108

Disclosed as non-current

Heap leach	2,099	-
	$2,099	$-

23

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

6.	PROPERTY, PLANT AND EQUIPMENT

	Land & Mineral Properties	Plant	Vehicles & Mobile Equipment	Office Equipment & Capitalized Leases	Gunnison Construction	Johnson Camp Mine Construction in Progress	Total

Cost
At January 1, 2024	14,003	12,242	584	993	44,933	34,536	107,291
Transfers	-	-	-	-	(848)	848	-
Additions	-	-	-	25	-	38,329	38,354
Mining	-	-	-	358	-	-	358
Change in Decommissioning and Restoration Obligation	6,288	-	-	-	-	-	6,288
Land Options	1,000	-	-	-	-	-	1,000
Impairment	(11,316)	-	-	-	(27,641)	-	(38,957)
Disposals	-	-	-	(10)	-	-	(10)
At December 31, 2024	9,975	12,242	584	1,366	16,444	73,713	114,324

Accumulated Depreciation
At January 1, 2024	(824)	(114)	(563)	(711)	-	(177)	(2,389)
Depreciation	-	-	(21)	(113)	-	(29)	(163)
Impairment	129						129
Disposals	-	-	-	9	-	-	9
At December 31, 2024	(695)	(114)	(584)	(815)	-	(206)	(2,414)
Net carrying amount	9,280	12,128	-	551	16,444	73,507	111,910

Cost
At January 1, 2025	9,975	12,242	584	1,366	16,444	73,713	114,324
Additions	-	45	546	14	-	136,276	136,881
Change in Decommissioning and Restoration Obligation	(2,718)	-	-	-	-	-	(2,718)
At December 31, 2025	7,257	12,287	1,130	1,380	16,444	209,989	248,487

Accumulated Depreciation
At January 1, 2025	(695)	(114)	(584)	(815)	-	(206)	(2,414)
Depreciation	-	-	(67)	(229)	-	-	(296)
Disposals	-	-	-	-	-	-	-
At December 31, 2025	(695)	(114)	(651)	(1,044)	-	(206)	(2,710)
Net carrying amount	6,562	12,173	479	336	16,444	209,783	245,777

24

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

7.	RESTRICTED CASH

As of December 31, 2025, the Company has restricted cash deposits of $10,698 (December 31, 2024 - $10,333) as collateral to secure the issuance of reclamation bonds totaling $18,303 (December 31, 2024 -$18,303) .

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2025	December 31, 2024*
Accounts payable and accrued liabilities	$2,006	$1,844
Lease liabilities	124	119
Due to Nuton	-	1,910
	$2,130	$3,873

Disclosed as non-current Lease liabilities	$11	$124
Due to Nuton	2,197	$-
	$2,208	$124

* Corporate payables reimbursable by Nuton in 2024 of $3,572 were previously disclosed under Accounts payable and accrued liabilities (Note 9). These have been reclassed to align with the current year presentation.

Accounts payable and accrued liabilities include the Company’s current and non-current obligations to suppliers of goods or services acquired on trade credit for goods received or services provided that have been invoiced but not yet paid, not relating to the JCM Mine and Nuton Stage 2 work program. Due to Nuton of $2,197 (December 31, 2024 - $1,910) is for cash and interest earned on collateral paid by Nuton for Gunnison Copper Project environmental bonding.

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES - NUTON

Accounts payable and accrued liabilities - Nuton include the Company’s current and non-current obligations to suppliers of goods or services acquired on trade credit for goods received or services provided that have been invoiced but not yet paid, which relate to the JCM Mine operations and Nuton Stage 2 work program as well as certain corporate payables which are reimbursable by Nuton.

	December 31, 2025	December 31, 2024
Accounts payable - Nuton	$11,483	$2,912
Accrued liabilities - Nuton	16,129	8,683
	$27,612	$11,595

10.	NUTON STAGE 2 ARRANGEMENT

Johnson Camp Mine – Stage 2

Infrastructure Payment

On July 31, 2023, the Company entered into an Option Agreement (the “Option Agreement”) with Nuton to further evaluate the use of its Nuton™ copper heap leaching technologies at Gunnison’s JCM Mine. Under the Option Agreement, Gunnison remains the operator and Nuton funds Gunnison’s costs associated with a two-stage work program at JCM. Stage 1 was completed in 2024 and on May 15, 2024, Nuton elected to proceed to Stage 2 of the existing option agreement. After the completion of Stage 2, Nuton, in its sole and absolute discretion may elect to form a joint venture on JCM per mutually agreeable terms whereby Nuton will hold an initial 49% and Gunnison an initial 51%, or terminate the Option Agreement by providing notice to the Company in accordance with the terms of the Option Agreement

25

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

Nuton made a non-refundable $5,000 payment to the Company for the non-exclusive access to existing infrastructure at the Johnson Camp mine for the Stage 2 work program. Nuton is also responsible for funding all of Gunnison’s costs associated with Stage 2. The full Stage 2 work program is anticipated to take up to 73 months, and, if successful, will demonstrate key elements of the Nuton technologies at industrial scale. Stage 2 includes construction of a leachpad and related infrastructure, mining and heap leach processing, refurbishment of the SX/EW plant, and production of finished copper cathode.

The Company has accounted for the $5,000 non-refundable payment as deferred income and will amortize the amount over the 73 months anticipated for the Stage 2 program on a straight-line basis. During the year ended December 31, 2025, the Company recognized income of $822, relating to the amortization of the $5,000 infrastructure access payment received.

Nuton Stage 2 - Deferred Income (Infrastructure Payment)	December 31, 2025	December 31, 2024
Balance, beginning of period	$4,486	$-
Nuton access rights	-	5,000
Deferred income	(822)	(514)
Balance, end of period	$3,664	$4,486

Current	822	822
Non current	2,842	3,664

Stage 2 Funding

The Company also receives from Nuton quarterly pre-payments based on the approved work program budget for Stage 2. Each time Stage 2 proceeds are received as advances or additional attributable costs that are incurred by Nuton directly and relate to Stage 2 (Nuton managed costs), a Stage 2 project payable is recognized at fair value, with a residual amount allocable to deferred mining and processing demonstration services revenue (representing the estimated selling price, including margin for mine processing services relating to the demonstration of Nuton’s technology). The borrowing is subsequently accounted for at fair value through profit and loss. The deferred mining and processing demonstration services revenue is amortized over the expected payback schedule, based on units of production. Stage 2 construction costs are capitalized to construction in progress and subsequently transferred to the relevant property, plant and equipment category once assets are ready for their intended use. Prior to the amendment effective September 30, 2025 discussed below, Nuton was to receive 100% of the net revenue generated from commercial quantities of copper products produced from JCM as a result of the Stage 2 work program, until recoupment of the Stage 2 work program funding (subject only to payments by the Company owing under any existing royalty or streaming obligations). Once, and if, the Stage 2 work program funding is repaid, the Company retains any additional copper revenue. The assumptions used in the measurement of the liability are the Johnson Camp Mine production profile for Stage 2 which is based on the information compiled by qualified persons, expected operating costs, future copper prices and the discount rate.

Management and Nuton have agreed that Nuton will fund agreed upon direct and indirect costs of the Company for the Stage 2 Work Program pursuant to an approved by Nuton budget from May 15, 2024 for the duration of the Stage 2 Work Program. This has resulted in a decrease in the general and administrative costs of the Company when compared to prior periods.

26

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

Effective September 30, 2025 the Company and Nuton signed an amendment to the Operating Agreement which changed the timing of Stage 2 Work Program funding from a gross to net basis.

While Nuton continues to fund 100% of the agreed direct and indirect costs for the Stage 2 Work Program (subject to their election to continue the program), under the revised net funding mechanism, the Company holds and uses 100% of the copper revenue generated (subject only to payments by the Company owing under any existing third party royalty or streaming obligations (Note 11)) to reduce the agreed upon expenditures on a quarterly basis. In the event expenditures are less than the net copper revenues, the Company is required to repay those amounts on quarterly basis. The timing of these estimated repayments form the basis of measurement of the Nuton Stage 2 Payable subsequent to the contract amendment on September 30, 2025. The assumptions used in the measurement of the liability continue to be the Johnson Camp Mine production profile for Stage 2 which is based on the information compiled by qualified persons , expected operating costs, future copper prices and the discount rate.

Management of the Company evaluated the terms of the amendment and determined it to be a substantial modification of the existing Operating Agreement and therefore accounted for the change in terms as an extinguishment of the original liabilities and recognition of new financial liabilities. Subsequent to the amendment, the Nuton Stage 2 payable was recorded at its fair value of $33.1 million on September 30, 2025, which resulted in a reduction of the fair value of the Nuton Stage 2 payable of $110,237, due to the change in timing of cashflows which are now measured based on the net profitability of the Stage 2 Work Program, rather than based on expected total net revenues. The gain on of the amendment has been allocated to deferred revenue, on the basis of the Company providing ongoing mining and processing demonstration services to Nuton.

During the year ended December 31, 2025, $165,123 (December 31, 2024 – $36,607) in Stage 2 funding was received or receivable. Of the amounts received or receivable, $94,982 million was recognized to the Nuton Stage 2 Payable and the residual balance of $70,141 million was allocated to deferred revenue. Management determined the fair value of the Nuton Stage 2 payable at the time of receipt using a discount rate of 15.75%. Included in the Stage 2 funding recognized to the Nuton Stage 2 Payable are Nuton managed costs of $15,669 which were incurred by Nuton for offsite development and assembly of specialized equipment that will be installed at Johnson Camp Mine. The Nuton managed costs are also recoverable under the terms of the Stage 2 Work Program.

As of December 31, 2025, $4,473 has been recognized on a units of production basis in revenue, representing the value of the mining and processing demonstration services provided by the Company to Nuton. For the year ended December 31, 2025, a fair value loss was recognized through profit and loss of $23,255 based on the revaluation of the Nuton Stage 2 Payable to fair value at December 31, 2025.

Nuton Stage 2 Payable	December 31, 2025	December 31, 2024
Balance, beginning of period	$38,423	$-
Recognized during the period	94,982	37,733
Modified due to amendment	(110,237)
Fair value loss on Nuton Stage 2 payable	23,255	690
Balance, end of period	$46,423	$38,423

Current	-	14,975
Non current	46,423	23,448

27

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

Nuton Stage 2 - Deferred revenue	December 31, 2025	December 31, 2024
Balance, beginning of period	$7,134	$-
Recognized at time of receipt	70,141	7,134
Modified due to amendment	110,237
Recognized to revenue	(4,473)
Balance, end of period	$183,039	$7,134

Current	44,306	839
Non current	138,733	6,295

Gunnison Sulfide Viability – Stage 1

On March 13, 2025, the Company received $3,000 from Nuton for a Stage 1 viability testing program of Nuton Technologies on sulfide mineralization at the Stage 1 Gunnison Program. The Stage 1 Gunnison Program will involve the collection and testing of samples from drill core from the Gunnison Copper Project. The samples will be analyzed by Nuton for the purpose of determining the suitability of the Gunnison Copper Project with Nuton Technologies.

The Company has accounted for the $3,000 as deferred income and will amortize the amount over the 22 months anticipated for the Stage 1 program on a straight-line basis. During the period, the Company recognized income of $1,341, relating to the amortization of the $3,000 payment received.

Gunnison Sulfide Viability - Stage 1 - Deferred Income	December 31, 2025	December 31, 2024
Balance, beginning of period	$-	$-
Recognized on inception	3,000	-
Deferred income	(1,341)	-
Balance, end of period	$1,659	$-

Current	1,609	-
Non current	50	-

11.	DERIVATIVE LIABILITIES

On October 30, 2018 the Company entered into an agreement for a $75,000 project financing package (collectively, the “Financing”) with Triple Flag Mining Finance Bermuda Ltd. (“Triple Flag”) for the purposes of developing the Gunnison Copper Project. The Financing consisted of a $65,000 copper metal stream (the “Stream”) and a concurrent $10,000 private placement of common shares.

Under the terms of the metals purchase and sale agreement (the “Stream Agreement”) between Triple Flag and Gunnison and its subsidiary Excelsior Arizona, Triple Flag paid $65,000 against the future sale and delivery by Excelsior Arizona of a percentage of the refined copper production generated from the mining of oxide mineralization from Gunnison’s Projects owned at the time of executing the Stream Agreement. Gunnison will sell to Triple Flag a percentage of refined copper at a price equal to 25% of the copper spot price. The exact percentages of copper production to be sold to Triple Flag varies according to the total production capacity, based on a sliding scale. Under the terms of the stream agreement, Triple Flag has the option to increase the delivery amount of the Stream (the “expansion option). To exercise the expansion option Triple Flag must pay the company an additional $65,000.

The percentages applicable at certain production levels are detailed in the table below.

28

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

Scenario Description	Stage 1 (25M lbs/yr)	Stage 2 (75M lbs/yr)	Stage 3 (125M lbs/yr)
Stage 1 Upfront Deposit	16.50%	5.75%	3.50%

The stream obligation is recorded at fair value at each statement of financial position date as the Company has determined that the stream obligation is a derivative liability carried at fair value through profit or loss (FVTPL).

As at December 31, 2025 the fair value of the stream obligation was valued using a Monte Carlo simulation model. The significant assumptions developed by management used in the Monte Carlo simulation model included: the copper forward price curve, the long-term copper price volatility of 24.55% (December 31, 2024 – 20.86%), a discount rate which factors in the Company’s credit spread of 6.77% (December 31, 2024 – 7.17%) and the Johnson Camp Mine and Gunnison open-pit life of mine production schedules and expectations including expansion plans and weighted probability of successfully achieving the production schedules.

The Monte Carlo simulation model was prepared by an independent valuation specialist and the life of mine production schedules and expectations including expansion plans are based on the information compiled by qualified persons. The mine production assumptions used are as follows: (a) Gunnison Copper Project stream deliveries based on the open pit PEA published in Q1 2026 beginning in 2032 for a 21 year mine life with a probability weighting; (b) Johnson Camp Mine Nuton Stage 2 with a remaining four year mine life with a probability weighting and (c) Johnson Camp Mine post-stage 2 production for a 13 year mine life with a probability weighting (d) the probability of the exercise of the expansion option of the stream delivery amount.

The following table summarizes the fair value of the derivative liabilities during the year ended December 31, 2025 and 2024:

Derivative liabilities - Stream
Fair value at December 31, 2023	$116,058
Deliveries	(381)
Gain during the period	(56,294)
Fair value at December 31, 2024	$59,383
Deliveries	(793)
Loss during the period	19,473
Fair value at December 31, 2025	$78,063

Current	5,533
Non current	72,530

As at December 31, 2025, the current portion of the derivative liabilities is $5,533.

During the year ended December 31, 2025 the company delivered $793 (2024 - $381) in refined copper under the agreement.

Pursuant to the Stream Agreement, the Company is required to maintain a leverage ratio of 3.5:1.0. The leverage ratio is calculated as the ratio of indebtedness of the Company to net income (adjusted for certain items). On November 30, 2023, the Company and Triple Flag executed an amendment to the Stream Agreement which suspends the applicability of the leverage until September 30, 2026 (the “Leverage Ratio Grace Period”) to accommodate the extension of the Nebari loan due date.

29

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

12.	DECOMMISSIONING AND RESTORATION OBLIGATION

The Company’s DRO represents management’s best estimate of the present value of costs that are expected to be incurred for mine closure and reclamation and rehabilitation costs for the Gunnison Copper Project and JCM. The primary assumptions that affect the present value calculation are the inflation rate and the discount rate. For the update prepared as of December 31, 2025, the Company used a long term inflation rate of 2.0% (2024 – 2.0%) and a discount rate of 3.55% (2024 – 4.38%) and 4.79% (2024 – 4.86%) in calculating the present value of the obligation. The current inflation rate used is based on target inflation rates set by the Federal Reserve. The discount rate is based on the 3-year and 20-year treasury bond index.

As of December 31, 2025 the Company reviewed the assumptions used in the present value calculation for the projects and adjusted the obligation to $12,953. The update resulted in a net decrease of $1,963, primarily due to changes in rates and estimates of $(2,718) offset by accretion of $755.

For Gunnison Copper Project, the estimated undiscounted reclamation obligation related to the wellfield is $3,566 (2024 - $3,566). The costs and activities are expected to begin in three years. As of December 31, 2025, the discounted reclamation obligation is $3,408

For Johnson Camp Mine, the estimated undiscounted reclamation obligation is $14,729 (2024 - $18,634). The costs and activities related to the leach pads are expected to begin the year after the final year of mine life and the other activities are expected to begin three years after the final year of mine life. The mine is assumed to have a 15-year mine life. As of December 31, 2025, the discounted reclamation obligation is $9,545.

Changes in the DRO for the year ended December 31, 2025 and the year ended December 31, 2024 are summarized below.

Decommissioning and restoration obligation	December 31, 2025	December 31, 2024
Balance, beginning of period	$14,916	$8,097
Change in Estimate	(2,718)	6,288
Accretion Expense	755	531
Balance, end of period	$12,953	$14,916

13.	DEBT

Nebari Credit Facility

On October 31, 2019, the Company entered into an agreement with Nebari for a $15,000 credit facility (the “Credit Facility”) with subsequent amendments in 2021 and 2023. On February 28, 2025, the Company and Nebari entered into a binding term sheet outlining additional amendments to the Amended and Restated Credit Agreement (“ARCA”). On March 27, 2025, the Company signed a side letter agreement with Nebari fixing the Conversion Price at CAD$0.30 per share. On execution of the Second Amended and Restated Credit Agreement date April 23, 2025 (the “Second ARCA”), the conversion price became US$0.2097 This resulted in the conversion option being fixed on April 23, 2025. The Company treated this as an extinguishment of the liability as at April 23, 2025. The fair value at that time was $621 which has been recognized as a gain on extinguishment of debt.

The amendments set out in the Second ARCA provide for, amongst other matters, a suspension of principal amortization from February 1, 2025 until January 1, 2026, potential partial conversion to equity of up to US$6.25 million of the principal amount at a price equal to US$0.2097 (changed from CAD$0.30) (the “Conversion Price”), and a mechanism to repay a portion of the principal amount of the Second ARCA with proceeds to be received from sale of the previously announced 48C tax credits and through a potential refinancing process to provide for an extension of the maturity date to June 30, 2026.

30

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

Management of the Company evaluated the terms of the Second ARCA with Nebari and determined it to be a substantial modification of the terms of the existing debt facility, and therefore accounted for the change in terms as an extinguishment of the original liability and the recognition of a new financial liability. A gain on extinguishment of the original debt of $505 was recognized in the statement of loss.

The Second ARCA is comprised of a host loan and an embedded derivative liability related to the conversion option. The conversion option was determined to be an embedded derivative as the value of the conversion option changes in response to the Company’s share price and foreign exchange movements and therefore is not convertible into shares of the company on a fixed for fixed basis. The fair value of the Second ARCA in total was determined to be $13,750 at February 28, 2025, and the fair value of the conversion option was determined to be $280. The fair value of the conversion option was deducted from the aggregate fair value of the Second ARCA in arriving at the fair value of the host debt. The debt host liability is subsequently measured at amortized cost.

Pursuant to the second ARCA, the company is required to comply with the following financial covenants:

●	the Company shall maintain cash and cash equivalents (excluding cash related to the Stage 2 Work Program with Nuton) in a minimum aggregate amount of $1 million, to be tested at the end of each calendar month. (b)

●	the Company shall not permit more than (i) 30% (by dollar amount) of accounts payable to be outstanding for more than 30 days after the applicable due date of such accounts or (ii) 10% (by dollar amount) of accounts payable to be outstanding for more than 60 days after the applicable due date for such accounts, in each case, as at the end of each calendar month (excluding accounts payable related to the Stage 2 Work Program with Nuton).

During the year, the company repaid $9,806 in principle. This consisted of $7,306 repaid in cash and the conversion of $2,500 in principal into11,921,790 shares.

Subsequent to year end the Company settled all outstanding principal and interest owed to Nebari (Note 22).

Changes in the debt for the year ended December 31 2025, and the year ended December 31, 2024, are summarized below.

31

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

Debt	Debt	Conversion Option	Total
Balance, beginning of period	$14,447	$-	$14,447
Accretion Expense	14	-	14
Principal Repayment	(206)	-	(206)
Extinguishment of Debt	(14,255)	-	(14,255)
Issuance of new debt	13,470	280	13,750
Balance at February 28, 2025	$13,470	$280	$13,750
Change in fair value of conversion option	-	328	328
Accretion expense	20	-	20
Balance at March 31, 2025	$13,490	$608	$14,098
Change in fair value of conversion option	-	13	13
Accretion expense	-	-	-
Balance at April 23, 2025	$13,490	$621	$14,111
Change in fair value of conversion option	-	(621)	(621)
Accretion expense	68	-	68
Principal Repayment	(7,100)	-	(7,100)
Conversion of debt to equity	(2,500)	-	(2,500)
Balance at December 31, 2025	$3,958	$-	$3,958

Current	3,958	$-	3,958
Non current	-	-	-

14.	DEBENTURES

The Company has issued two debenture offerings. The First Debenture Offering was issued for $3,000 in principal. The terms of the debentures include:

●	a maturity date of September 30, 2026 (the “First Debenture Maturity Date”), with the principal amount, together with any accrued and unpaid interest, payable on the First Debenture Maturity Date, unless earlier converted in accordance with the terms;

●	the debentures bear interest at the rate of 10% per annum, which interest will be payable on the Maturity Date, unless earlier converted into common shares

●	the principal amount of the debentures is convertible into Common Shares at the option of the holder at a conversion price of USD$0.19 per Common Share;

●	the accrued and unpaid interest is convertible into Common Shares at a conversion price equal to the volume weighted average price of the Common Shares on the Toronto Stock Exchange for the five trading days prior to the date of conversion at the option of the holder; and

●	the debentures are unsecured.

The First Debenture Offering was accounted for as a compound financial instrument with a debt host and equity conversion feature. The fair value of the liability component was determined to be $2,128 with an effective interest rate of 21.2%, and the equity component was measured as the residual amount of $872.

32

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

The Second Debenture Offering issued $2,400 principal amount of debentures. The terms of the debenture include:

●	a maturity date of September 30, 2026 (the “Second Debenture Maturity Date”) and the principal amount, together with any accrued and unpaid interest, will be payable on the Second Debenture Maturity Date, unless earlier converted in accordance with their terms;

●	the debentures bear interest at the rate of 10.5% per annum plus the Rate Supplement, which interest will be payable on the Second Debenture Maturity Date, unless earlier converted into Common Shares;

●	subject to the receipt of disinterested shareholder approval from the holders of the Common Shares at a duly and validly called meeting (the “Shareholder Approval”), the principal amount of the debenture is convertible into Common Shares at the option of the holder (or at the option of the Company on 30 days prior notice) at a conversion price of USD$0.11405 per Common Share;

●	subject to receipt of the Shareholder Approval, the accrued and unpaid interest is convertible into Common Shares at a conversion price equal to the volume weighted average trading price on the Toronto Stock Exchange for the five trading days prior to the date of conversion; and

●	the debentures are unsecured.

The Shareholder Approval was received at the Company’s Annual General Meeting held on June 18, 2024.

The Second Debenture Offering was accounted for as a compound financial instrument with a debt host and equity conversion feature. On initial recognition, the fair value of the liability component was determined to be $2,011 with an effective interest rate of 19.6%, and the equity component was measured as the residual amount of $389. The amendment of the Nebari Debt includes cross party agreements that defers the interest payments on the debentures to September 30, 2026.

Changes in the debentures for the year ended December 31, 2025 and 2024, are summarized below.

Debentures	December 31, 2025	December 31, 2024
Balance, beginning of period	$5,308	$4,330
Accretion	1,195	978
Balance at December 31, 2025	$6,503	$5,308

Current	6,503	600
Non current	-	4,708

15.	CAPITAL STOCK AND OTHER EQUITY RESERVES

Common Shares

The authorized share capital of the Company consists of an unlimited number of common shares with no par value and an unlimited number of non-voting common shares with no par value. As of December 31, 2025, there were 402,854,376 common shares outstanding and nil non-voting common shares outstanding.

On April 7, 2025, the Company closed the April 2025 Offering for aggregate gross proceeds of CAD$5,151 through the issuance of 17,170,916 April 2025 Units, with each 2025 April 2025 Unit consisting of one common share and one-half of one common share purchase warrant at a price of CAD$0.30 (each a “April 2025 Warrant”). Each full April 2025 Warrant shall entitle the holder thereof to acquire one additional common share at a price of CAD$0.45 for a period of twenty-four (24) months from the closing date of the April 2025 Offering. The warrants have been accounted for as a derivative liability and valued using a Black Scholes model. At the time of issuance, the warrants were valued at $599. The stock price at the time of issuance was $0.24, the time to maturity was 24 months, the risk free rate of return was 3.87% and the annualized volatility was 107.39%. Share issuance costs associated with the April private placement were $285.

33

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

On July 18, 2025 the Company closed the July 2025 Offering for aggregate gross proceeds of CAD$8,662 through the issuance of 28,874,100 July 2025 Units, with each 2025 July 2025 Unit consisting of one common share and one common share purchase warrant at a price of CAD$0.30 (each a “July 2025 Warrant”). Each full July 2025 Warrant shall entitle the holder thereof to acquire one additional common share at a price of CAD$0.45 for a period of twenty-four (24) months from the closing date of the July 2025 Offering. The warrants have been accounted for as a derivative liability due to the warrants being in CAD and the functional currency of the Company being in USD. The warrants are valued using a Black Scholes model. At the time of issuance, the warrants were valued at $2,399. The stock price at the time of issuance was $0.27, the risk free rate of return used was 4.08% and the annualized volatility was 103.39%. Share issuance costs associated with the private placement were $515.

On October 31 2025, the Company closed the October 2025 Offering for aggregate gross proceeds of CAD$13,262 through the issuance of 29,471,712 October 2025 Units, with each 2025 October 2025 Unit consisting of one common share and one-half one common share purchase warrant at a price of CAD$0.45 (each a “October 2025 Warrant”). Each full October 2025 Warrant shall entitle the holder thereof to acquire one additional common share at a price of CAD$0.65 for a period of twenty-four (24) months from the closing date of the October 2025 Offering. The warrants have been accounted for as a derivative liability due to the warrants being in CAD and the functional currency of the Company being in USD. The warrants are valued using a Black Scholes model. At the time of issuance, the warrants were valued at $2,166. The stock price at the time of issuance was $0.40, the risk free rate of return used was 3.70% and the annualized volatility was 100.91%. Share issuance costs associated with the private placement were $773.

Warrants

During the year ended December 31, 2025, 56,655,706 warrants were issued with an exercise price ranging from CAD$0.45 to CAD$0.65. The warrants have expiry dates ranging from April 4, 2027, to October 30, 2028.

At December 31, 2025 the warrants were valued at $7,654, a corresponding net loss of $2,489 has been recognized in the financial statements as part of the Derivative liabilities for the year. The stock price at the time of revaluation was $0.42, the risk free rate of return used was 3.48% and the annualized volatility was 90.62%.

	Number of warrants	Weighted average Exercise Price (CAD$)
Outstanding, December 31, 2024	-	$-
Issued	56,655,706	$0.50
Exercised	-	$-
Expired	-	$-
Outstanding, December 31, 2025	56,655,706	$0.50
Exerciseable, December 31, 2025	56,655,706	$0.50

Stock Options

The Company’s stock option plan (the “Plan”) provides for the grant of incentive stock options to employees, consultants, officers, and directors of the Company. The Plan reserves for issuance, along with the Company’s other Security-Based Compensation Plans, a maximum of 10% of the issued and outstanding Common Shares at the time of a grant of options.

34

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

Options granted under the Plan have a maximum term of ten years. The exercise price of the options is determined by the Board of Directors and is not less than the closing price of the common shares on the last trading day prior to the date the options are granted. The vesting terms are at the Board of Directors’ discretion.

The Plan is an evergreen plan which provides that if any option has been exercised, then the number of common shares into which such option was exercised shall become available to be issued upon the exercise of options subsequently granted under the Plan. The Plan will operate in conjunction with the Restricted Share Unit Plan (the “RSU Plan”) and the Performance Share Unit Plan (the “PSU Plan”). The Stock Option Plan, RSU Plan and PSU Plan are collectively referred to as the “Security-Based Compensation Plans”.

The following is a summary of stock option activity for the year ended December 31, 2025 and the year ended December 31, 2024:

	Number of Options	Weighted average Exercise Price (CAD$)
Outstanding, December 31, 2023	18,820,000	$0.53
Granted	3,500,000	$0.15
Expired	(3,245,000)	$1.02
Outstanding, December 31, 2024	19,075,000	$0.38
Granted	16,195,000	$0.30
Expired	(9,240,000)	$0.51
Outstanding, December 31, 2025	26,030,000	$0.28
Exerciseable, December 31, 2025	12,733,750	$0.28

During the year ended December 31, 2025, no stock options were exercised.

As at December 31, 2025, the following stock options were outstanding and exercisable:

Outstanding	Exercisable		Exercise Price	Remaining life (years)	Expiry Date
185,000	185,000	CAD$	$0.820	0.19	March 8, 2026
50,000	50,000	CAD$	$0.270	0.22	March 20, 2026
300,000	300,000	CAD$	$0.740	0.25	March 31, 2026
535,000	535,000	CAD$	$0.410	1.00	December 31, 2026
650,000	650,000	CAD$	$0.270	1.34	May 2, 2027
200,000	200,000	CAD$	$0.230	1.34	May 2, 2027
5,665,000	5,665,000	CAD$	$0.260	2.09	February 1, 2028
3,500,000	1,750,000	CAD$	$0.150	3.68	September 3, 2029
9,845,000	2,648,750	CAD$	$0.300	4.27	April 7, 2030
3,000,000	750,000	CAD$	$0.300	4.37	May 14, 2030
1,000,000	-	CAD$	$0.300	4.58	July 30, 2030
500,000	-	CAD$	$0.300	4.58	July 31, 2030
100,000	-	CAD$	$0.285	4.89	November 19, 2030
500,000	-	CAD$	$0.390	4.95	December 11, 2030
26,030,000	12,733,750

35

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for the risk-free interest rate, dividend yield, expected volatility, forfeiture rate, and expected life of the options. During the year ended December 31, 2025, the company issued 16,195,000 stock options at a fair value of CAD$2,573. The risk-free rate for these options ranged from 2.62% to 3.03%. The dividend yield was 0.00%. The expected volatility ranged from 77.05% to 79.23%. The forfeiture rate ranged from 9.37% to 10.21% and the vesting terms of the options is 24 months from the grant date.

The Company recognized share-based compensation costs of $1,130 for the year ended December 31, 2025 (December 31, 2024 - $327) of which $11 (December 31, 2024 – $7) was included in cost of sales.

16.	RELATED PARTY TRANSACTIONS

Related parties and related party transactions are summarized below.

Key Management Personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Company has determined that key management personnel consists of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer and President, SVP Business Development, SVP/Chief Financial Officer, Chief Operating Officer, and Corporate Secretary.

Remuneration attributed to key management personnel is summarized as follows:

	Year ended December 31,
	2025	2024
Salaries, fees and benefits	$1,819	$1,133
Share-based compensation	1,039	274
Total	$2,858	$1,407

Salaries, fees and benefits to key management includes all salaries, bonuses, fees, and other employment benefits, pursuant to contractual employment agreements, consultancy or management services arrangements.

As of December 31, 2025, amounts accrued and due to key management personnel and other related parties include the following:

●	Directors and Officers - $172 (December 31, 2024 - $145)

17.	TAXES

A reconciliation of income taxes at statutory rates is as follows:

	December 31, 2025	December 31, 2024
Loss for the year	$(56,425)	$8,494
Combined federal and state income tax rates	24.87%	24.87%

Income tax recovery based on the above rate	$(14,034)	$2,113
Increase due to:
Non-deductible costs	(6)	0
Income tax benefits not recognized	14,040	(2,114)
Income tax benefits recognized	-	-
Income tax expense (recovery)	$-	$-

36

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

The significant components of the Company’s recognized deferred tax assets (liabilities) are as follows:

	December 31, 2025	December 31, 2024
Non-capital losses - US	$(1,063)	2,815
Property, plant and equipment	(1,425)	(1,361)
Non-capital losses - Canada	(1)	286
Financing fees - Canada	1	(0)
Convertible debentures - Canada	-	(286)
Other	2,488	(1,454)
Net deferred tax assets	$-	-

The significant components of the Company’s unrecorded net deferred tax assets (liabilities) are as follows:

	December 31, 2025	December 31, 2024
Non-capital losses - US	$26,369	$22,210
Non-capital losses - Canada	7,195	6,530
Deferred Revenue	-	2,743
Exploration and evaluation assets	1,325	1,688
Asset retirement obligation	2,884	2,399
Stock Based Compensation	2,117	1,836
Stream obligation	19,415	14,769
Other -US	11,505	856
Other - Canada	48	48
Net deferred tax assets	$70,858	$53,079

Deductible (taxable) temporary differences for which deferred taxes have not been recognized:

	December 31, 2025	December 31, 2024	Expiry Date
Non-capital losses - US	$205,708	$184,653	Unlimited
Non-capital losses - Canada	26,645	24,186	2026 to 2044
Exploration and evaluation assets	5,327	6,786	2039 to Unlimited
Deferred Revenue	-	11,030	Unlimited
Asset retirement obligation	11,596	9,646	Unlimited
Stock Based Compensation	8,511	7,380	Unlimited
Stream obligation	78,063	59,383	Unlimited
Other - Canada	186	179	Unlimited
Other-US	49,548	11,702	Unlimited

Net deductable (taxable) temporary differences	$385,586	$314,945

Tax attributes are subject to review, and potential adjustment, by tax authorities.

Deferred tax assets are recognized for tax loss carryforwards and other temporary differences to the extent that it is more-likely-than-not that the Company would realize the related tax benefit through future taxable profits. The Company has determined that it is not more-likely-than-not that the Company would have sufficient future taxable profits to realize the benefit of the net deferred tax assets.

37

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

18.	FINANCING EXPENSES

Financing expenses for the year ended December 31, 2025 and 2024 are summarized below.

	Year ended December 31,
Financing Expenses	2025	2024
Nebari debt interest	$2,020	$2,347
Nebari debt accretion	102	269
Nebari repayment bonus	213	-
Debenture accretion	1,195	978
ARO accretion	755	531
Insurance financing interest	8	45
Captial lease interest	15	20
Total	$4,308	$4,190

19.	SEGMENTED INFORMATION

The Company operates in two reportable operating segments in the United States: (a) Gunnison and (b) Johnson Camp Mine cash generating units. Corporate and other activities include the Company’s exploration activities. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. Accounting policies for each reported segment are the same as those of the Company. Results from operating activities represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker, Gunnison’s President and Chief Executive Officer, for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation.

38

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

The company’s segments are summarized as follows:

Year ended December 31, 2025
	Gunnison Copper Project	Johnson Camp Mine	Total operating Segments	Corporate & Other	Total
Revenue	$-	$10,893	$10,893	$-	$10,893
Cost of Sales	-	(10,360)	(10,360)	-	(10,360)
Profit (loss) from Mine Operations	-	533	533	-	533
Operating Expenses	3,353	4,042	$7,395	4,952	12,347
Other Items
Loss (gain) on derivative at fair value	12,121	9,048	21,169	-	21,169
Financing expense	-	831	831	3,477	4,308
Interest income	-	(732)	(732)	(114)	(846)
Unrealized gain on foreign exchange	(1)	-	(1)	(117)	(118)
Fair value loss on Nuton Stage 2 payable	-	23,255	23,255	-	23,255
Gain on extinguishment of Debt	-	-	-	(1,126)	(1,126)
Other (income)	(393)	(1,590)	(1,983)	(48)	(2,031)
Loss and comprehensive loss for the period	$15,080	$34,321	$49,401	$7,024	$56,425

December 31, 2025
	Gunnison Copper Project	Johnson Camp Mine	Total operating Segments	Corporate & Other	Total
Cash	$-	$12,551	$12,551	$8,062	$20,613
Current Assets	43	45,904	45,947	9,971	55,918
Property, plant and equipment	16,475	229,244	245,719	58	245,777
Total Assets	19,495	294,613	314,108	384	314,492
Current Liabilities	242	80,005	80,247	20,052	100,299
Total Liabilities	40,915	314,935	355,850	20,188	376,038

Year ended December 31, 2024
	Gunnison Copper Project	Johnson Camp Mine	Total operating Segments	Corporate & Other	Total
Revenue	$-	$1,389	$1,389	$-	$1,389
Cost of Sales	-	(2,780)	(2,780)	-	(2,780)
Profit (loss) from Mine Operations	-	(1,391)	(1,391)	-	(1,391)
Operating Expenses	479	39,533	$40,012	2,648	42,660
Other Items
Loss (gain) on derivative at fair value	(23,997)	(32,678)	(56,675)	-	(56,675)
Financing expense	-	3,212	3,212	978	4,190
Interest income	-	(5)	(5)	(227)	(232)
Unrealized gain on foreign exchange	-	-	-	(2)	(2)
Fair value loss on Nuton Stage 2 payable	-	690	690	-	690
Gain on extinguishment of Debt	-	-	-	-	-
Other (income)	-	(516)	(516)	-	(516)
Loss and comprehensive loss for the period	$(23,518)	$10,236	$(13,282)	$3,397	$(9,885)

December 31, 2024
	Gunnison Copper Project	Johnson Camp Mine	Total operating Segments	Corporate & Other	Total
Cash	$483	$6,804	$7,287	$962	$8,249
Current Assets	483	14,194	14,677	1,012	15,689
Property, plant and equipment	16,444	95,462	111,906	4	111,910
Total Assets	16,927	117,145	134,072	3,860	137,932
Current Liabilities	92	34,268	34,360	4,188	38,548
Total Liabilities	29,358	109,914	139,272	20,562	159,834

39

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

20.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments based on the funds available to the Company, in order to support the acquisition, exploration and evaluation, and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

In the management of capital, the Company considers components of equity and debt.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

In accordance with the Second ARCA the Company is required to maintain a minimum cash balance of $1,000 (net of cash provided by Nuton for the Stage 2 Work Program). The minimum cash balance is defined in the Second ARCA to include cash and cash equivalents, plus accounts receivable from the sale of copper cathode and copper cathode inventory as reported on the Company’s balance sheet. In the event that the minimum cash balance is less than $1,000 at any monthly reporting date then there is a 60-day cure period allowed.

21.	FINANCIAL INSTRUMENTS

The Company has exposure to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from its use of financial instruments.

This note presents information about the Company’s exposure to each of these risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Risk management is the responsibility of management and is carried out under policies approved by the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and Board of Directors.

Market risk

Market risk is the risk that changes in market price, such as foreign exchange rates and interest rates will affect the Company’s cash flows or value of its financial instruments.

Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses relating to these financial instruments would impact earnings (loss).

The Company is exposed to currency risk through cash and cash equivalents, accounts payable and accrued liabilities which are denominated in CAD$. The balances in these accounts are not significant, therefore, the Company’s exposure to currency risk is considered minimal. The Company has not hedged its exposure to currency fluctuations at this time.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents and the stream obligation. The Company’s current policy is to invest excess cash in guaranteed investment certificates issued by its Canadian banking institution. The Company periodically monitors the investment it makes and is satisfied with the credit ratings of its banks.

40

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

The Company’s outstanding debt obligations are at fixed interest rates (except the Nebari loan and Second Debenture Offering - see below) and accounted for on the basis of amortized cost. Therefore, the carrying value of the Company’s debt is not exposed to changes in market interest rates. The Nebari loan and Second Debenture Offering are fixed at 10.5% per annum plus the greater of the forward-looking secured overnight financing rate (administered by CME Group Benchmark Administration Limited or a successor administrator) for a term of 3 months or 1.5%.

A 1% increase in the rate supplement for the Nebari loan would increase interest payments $2/mo, whereas a 1% decrease in the rate supplement would decrease the Nebari interest payments $2/mo.

A 1% increase in the rate supplement for the Second Debenture Offering would increase interest payments $2/mo, whereas a 1% decrease in the rate supplement would decrease the Second Debenture Offering interest payments $2/mo.

A 1% increase in the discount rate of the Nuton payables would decrease the payables by $962 whereas a 1% decrease in the discount rate would increase the payables by $993

A1% increase in the discount rate of the stream liabilities would decrease the derivative liabilities by $6,830, a 1% decrease in the discount rate would increase the derivative liabilities by $7,970

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for copper. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The financial instrument impacted by commodity prices is the Stream obligation.

A 10% increase in the market price of copper would increase derivative liabilities by $10,872, whereas a 10% decrease in the market price of copper would decrease derivative liabilities by $10,386.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, accounts receivable, receivables due from Nuton and restricted cash.

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents with reputable North American financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to maintain sufficient liquidity to meet its liabilities when due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of its financial assets and liabilities. Cash flow forecasting is performed regularly. The Company also holds surety bonds to support future environmental obligations (see note 2c- liquidity 2)

41

GUNNISON COPPER CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

(Expressed in thousands of United States dollars)

The Company has the following guaranteed commitments and undiscounted contractual obligations as of December 31, 2025:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Accounts Payable and Accrued Liabilities	$29,742	$29,742	$-	$-	$-
Nuton Stage 2 payable	66,575	-	66,575	-	-
Debentures	6,503	6,503	-	-	-
Derivative liabilites - Stream	78,063	5,533	72,530	-	-
Debt	3,770	3,770	-	-	-
Total Contractual Obligations	$184,654	$45,549	$139,105	$-	$-

As of December 31, 2025, the Company has current assets of $55,918 (2024 – $15,689) to settle current liabilities of $100,299 (2024 – $38,548). Included in current assets is cash and cash equivalents of $20,613 (2024 - $8,249) and $12,652 (2024 – $4,747) Due from Nuton. Current liabilities include $27,612 (2024 – $11,595) of accounts payable which relate to direct and indirect costs that are funded by Nuton, Nuton Deferred income and revenue of $46,737 which represents the Company’s obligation to provide mining and processing demonstration services to Nuton. In addition, the company has $3,958 in Convertible debt that has subsequently been converted and eliminated (See note 22).

Fair value estimation

The Company’s financial assets and liabilities are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The three levels of the fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company is able to access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Inputs for the asset or liability that are not based on observable market data.

The carrying values of cash and cash equivalents, receivables, restricted cash, accounts payable and accrued liabilities, debt and amounts due to related parties approximate their fair values due to the short-term maturity of these financial instruments. Derivative liabilities are Level 3.

	FVTPL	Level 1	Level 2	Level 3
Financial Liabilities
Debt	$3,958	$-	$3,958	$-
Derivative liabilities	85,717	-	-	85,717
Nuton Stage 2 payable	46,423	-	-	46,423
Marketable securities	140	140	-	-
	$136,238	$140	$3,958	$132,140

22.	SUBSEQUENT EVENTS

On January 22, 2026, the company fully settled all outstanding principal and interest owed to Nebari through the conversion of $3,750 in principal to 17,882,685 shares and payment of $22 in interest.

January 23, 2026, the Company received $22,532 in funding from Nuton for amounts Due from Nuton, upcoming Stage 2 operating and construction costs.

In the period subsequent to December 31, 2025 through to date of the approval of the financial statements 1,996,540 warrants have been exercised for CAD $898.

42